UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC File No. 333-179669

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form N-SAR

For Period Ended: September 30, 2014

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMISSION HAS VERIFIED ANY OF THE INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

New Global Energy, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

109 East 17th Street Suite 4217
Address of Principal Executive Office (Street and Number)

Cheyenne, WY 82001
City, State and Zip Code

PART II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. N/A

PART III — NARRATIVE

The Company has not been able to compile all of the requisite formatted financial data and narrative information necessary for it to have sufficient time to complete its Quarterly Report on Form 10-Q for the interim period ended September 30, 2014 without unreasonable effort or expense.  The Form 10-Q will be filed as soon as reasonably possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Perry D. West	307	633-9192
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

New Global Energy, Inc.

(Name of Registrant as Specified in its Charter)

Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2014	By	/s/ Perry D. West
Perry D. West,
CEO, Principal Financial Officer